

June 18, 2010

Mr. Ping-Shun Lai
Chief Executive Officer and Chief Financial Officer
Asia Global Holdings Corp.
Room 901, Haleson Building
1 Jubilee Street, Central, Hong Kong

> **Re:** **Asia Global Holdings Corp.**
> **Form 10-K for the Fiscal Year Ended December 31, 2008**
> **Filed April 15, 2009**
> **Form 10-Q for the Quarter Ended June 30, 2009**
> **Filed September 11, 2009**
> **Form 10-Q for the Quarter Ended September 30, 2009**
> **Filed November 19, 2009**
> **File No. 0-50788**

Dear Mr. Lai:

We have completed our review of your filings and do not have any further comments at this time.

Sincerely,

Jennifer Thompson
Branch Chief

cc: Mr. Stephen E. Rounds
Via facsimile to (303) 377-0231